Exhibit 4.1

1847 HOLDINGS LLC

SHARE DESIGNATION

OF

SERIES B SENIOR CONVERTIBLE PREFERRED SHARES

(no par value per share)

The undersigned duly authorized officer of 1847 Holdings LLC, a Delaware limited liability company (the “Company”), hereby certifies that, pursuant to the authority conferred upon the board of directors of the Company (the “Board”) by Section 3.3(b) of the Second Amended and Restated Operating Agreement of the Company, dated January 19, 2018 (as such may be amended, modified or restated from time to time, the “Operating Agreement”), the Board on February 15, 2022 adopted a resolution which creates a series of preferred shares of the Company as follows:

RESOLVED, that pursuant to the authority vested in the Board in accordance with the provisions Section 3.3(b) of the Operating Agreement, a series of preferred shares is hereby created, and that the designation and number of shares of such series and the voting powers, designations, preferences and relative, participating, optional or other rights and the qualifications, limitations and restrictions thereof, are as set forth in the Operating Agreement and this Share Designation, as it may be amended from time to time, as follows:

1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Allocation Shares” means any of the Company’s Allocation Shares as defined in the Operating Agreement.

“Business Day” means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, Sunday or other day on which banks in New York City are authorized or required by law to close.

“Common Shares” means any of the Company’s Common Shares as defined in the Operating Agreement.

“Event of Default” means the happening of any of the following events:

(a) Any representation or warranty made or deemed made by the Company in the Securities Purchase Agreement or by the Company or any of its subsidiaries in any other Related Agreement to which it is a party or any certificate or document delivered by it pursuant hereto or thereto shall prove to have been false or misleading in any material respect when so made or deemed made;

(b) The Company shall fail to declare or pay any dividends in accordance with Section 4 hereof or any failure or default shall be made in the payment or distribution on any Series B Preferred Shares or any other shares, when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or by acceleration thereof or otherwise, in each case for any reason whatsoever and, solely with respect to any failure to declare or pay any dividends in accordance with Section 4, such failure shall continue unremedied for a period of five (5) Business Days;

(c) Any failure or default shall be made in the due observance or performance by the Company or any of its subsidiaries of any covenant, condition or agreement contained herein or in any other Related Agreement to which it is a party and such failure or default shall continue unremedied for a period of forty-five (45) days after the notice thereof;

(d) The Company or any subsidiary of the Company shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed;

(e) (i) Any unpaid money judgment, writ or similar process shall be entered or filed against the Company or any subsidiary of the Company or any of its property or other assets for more than $100,000, and shall remain unvacated, unbonded or unstayed for a period of forty five (45) days unless otherwise consented to by the holders of the Requisite Holders; or (ii) the settlement of any claim or litigation, creating an obligation on the Company in amount over $100,000 that remains unpaid after forty-five (45) days;

(f) Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings, voluntary or involuntary, for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Company or any subsidiary of the Company; provided that with respect to any such proceedings that are involuntary, the Company shall have a sixty (60) day cure period in which to have such involuntary proceedings dismissed;

(g) If at any time on or after the date hereof, the Company shall fail to maintain the listing or quotation of the Common Shares on the OTCQB or a national securities exchange and the Company does not cure such failure within sixty (60) days;

(h) Any dissolution, liquidation, or winding up of the Company or any substantial portion of its business;

(i) Any cessation of operations by the Company or the Company admits it is otherwise generally unable to pay its debts as such debts become due, provided, however, that any disclosure of the Company’s ability to continue as a “going concern” shall not be an admission that the Company cannot pay its debts as they become due;

(j) The failure by the Company to maintain any intellectual property rights, personal, real property or other assets which are necessary to conduct its business (whether now or in the future), to the extent that such failure would result in a material adverse condition or material adverse change in or affecting the business operations, properties or financial condition of the Company or any of its subsidiaries, taken as a whole (a “Material Adverse Effect”);

(k) The Company restates any financial statements for any date or period from two (2) years prior to the Original Issue Date, if the result of such restatement would, by comparison to the unrestated financial statement, have constituted a Material Adverse Effect on the rights of the holders of Series B Preferred Shares;

(l) The failure of the Company to execute any of the Related Agreements if not cured within fifteen (15) days of receipt by the Company of written notice of such failure from any holder of Series B Preferred Shares;

(m) Any court of competent jurisdiction issues an order declaring this Share Designation, any of the other Related Agreements or any provision hereunder or thereunder to be illegal, exclusive of the execution of the Related Agreements or the transactions and acts contemplated herein;

(n) A breach or default by the Company of any covenant or other term or condition contained in any of the other financial instrument, including but not limited to all promissory notes, currently issued, or hereafter issued, by the Company, to any holder of Series B Preferred Shares or any other third party (the “Other Agreements”), after the passage of all applicable notice and cure or grace periods, that results in a Material Adverse Effect;

(o) The Company effectuates a reverse split of its Common Shares without twenty (20) days prior written notice to the holders of the Series B Preferred Shares.

(p) In the event that the Company proposes to replace its transfer agent, the Company fails to provide, prior to the effective date of such replacement, a fully executed irrevocable transfer agent instructions signed by the successor transfer agent to Company and the Company;

(q) The DTC places a “chill” (i.e. a restriction placed by DTC on one or more of DTC’s services, such as limiting a DTC participant’s ability to make a deposit or withdrawal of the security at DTC) on any of the Company’s securities;

(r) The Common Shares are otherwise not eligible for trading through the DTC’s Fast Automated Securities Transfer or Deposit/Withdrawal at Custodian programs;

(s) Following written notice by a holder of Series B Preferred Shares that it does not desire to receive material non-public information concerning the Company which is not immediately cured by Company’s filing of a Form 8-K pursuant to Regulation FD on that same date, any attempt by the Company or its officers, directors, and/or affiliates to transmit, convey, disclose, or any actual transmittal, conveyance, or disclosure by the Company or its officers, directors, and/or affiliates of, material non-public information concerning the Company, to any holder of Series B Preferred Shares or its successors and assigns, which is not immediately cured by Company’s filing of a Form 8-K pursuant to Regulation FD on that same date; or

(t) If, at any time on or after the date which is six (6) months after the Original Issue Date, the holder of such shares is unable to (i) obtain a standard “144 legal opinion letter” from an attorney reasonably acceptable to such holder, such holder’s brokerage firm (and respective clearing firm), and the Company’s transfer agent in order to facilitate such holder’s conversion of such Series B Preferred Shares into free trading Common Shares pursuant to Rule 144, and/or (ii) thereupon deposit such shares into such holder’s brokerage account.

“Liquidation” means any liquidation, dissolution or winding up of the Company’s affairs, whether voluntary or involuntary; provided, however, that none of (i) a consolidation or merger of the Company with one or more Persons, individually or in a series of transactions, (ii) a sale, lease or transfer of all or substantially all of the Company’s assets or (iii) a statutory share exchange shall be deemed to be a Liquidation.

“Original Issue Date” means the date on which the first Series B Preferred Share was issued.

“Person” means natural persons, companies, limited liability companies, unlimited liability companies, limited partnerships, general partnerships, limited liability partnerships, joint ventures, trusts, land trusts, business trusts, or other organizations, irrespective of whether they are legal entities, and governments and agencies and political subdivisions thereof.

“Related Agreements” shall mean this Share Designation, the Operating Agreement, the Securities Purchase Agreement, the Warrant and any other documents or instruments executed and delivered in connection with any of the foregoing.

“Requisite Holders” means the holders of a majority of Series B Preferred Shares.

“Securities Purchase Agreement” means the Securities Purchase Agreement, dated as of even date herewith, by and between and the Company and any purchaser of Series B Preferred Shares.

“Warrant” shall mean, with respect to a purchaser of Series B Preferred Shares, any Warrant to Purchase Common Shares issued by the Company to a Person in connection with such Person’s purchase of Series B Preferred Shares.

2. Designation and Number of Shares; Admission as Member.

(a) There is hereby created a new series of shares of the Company that are designated as the “Series B Senior Convertible Preferred Shares” (the “Series B Preferred Shares”). The number of shares constituting such series shall be 583,334. Each Series B Preferred Share shall have a stated value of $3.00 per share, subject to adjustments as described herein (the “Stated Value”). Each Series B Preferred Share shall be identical in all respects to every other Series B Preferred Share.

(b) A Person shall be admitted as a Member (as defined in the Operating Agreement) and shall become bound by the terms of the Operating Agreement, including this Share Designation, if such Person purchases or otherwise lawfully acquires any Series B Preferred Shares and becomes the record holder of such shares in accordance with the provisions of this Share Designation and the Operating Agreement. A Person may become a record holder without the consent or approval of any of the Members of the Company. A person may not become a Member without acquiring a Series B Preferred Share or otherwise acquiring a Common Share, Series B Preferred Share or Allocation Share.

3. Ranking. The Series B Preferred Shares shall, with respect to the payment of dividends and the distribution of assets upon Liquidation of the Company, be deemed to rank:

(a) senior to all Common Shares, Allocation Shares and to each other class or series of Additional Securities (as defined in the Operating Agreement) of the Company that is established in accordance with the Operating Agreement after the date of this Share Designation and that is not expressly made senior to or on parity with the Series B Preferred Shares as to the payment of dividends and as to the distribution of assets upon Liquidation of the Company (the “Junior Securities”);

(b) on parity with the Company’s Series A Senior Convertible Preferred Shares and to each other class or series of Additional Securities of the Company that is established in accordance with the Operating Agreement after the date of this Share Designation and that is not expressly subordinated or made senior to the Series B Preferred Shares as to the payment of dividends and as to the distribution of assets upon Liquidation of the Company, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof differ from those of the Series B Preferred Shares (the “Parity Securities”); and

(c) junior to all of the Company’s indebtedness and other liabilities with respect to assets available to satisfy claims against the Company and to each other class or series of Additional Securities of the Company that is expressly made senior to the Series B Preferred Shares as to the payment of dividends and as to the distribution of assets upon Liquidation of the Company (“Senior Securities”).

4. Dividends.

(a) From and after the date of the issuance of any Series B Preferred Share, dividends at the rate per annum of 14.0% of the Stated Value, subject to adjustment as provided herein (the “Stated Dividend Rate”) shall accrue on such Series B Preferred Share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Shares) (the “Accruing Dividends”). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative. Accruing Dividends shall be payable quarterly in arrears on each January 30, April 30, July 30 and October 30 beginning on April 30, 2022 (each, a “Dividend Payment Date”). Any calculation of the amount of Accruing Dividends shall be made based on a 365-day year, the actual number of days elapsed, to the extent permitted by law. Accruing Dividends shall be payable, on each Dividend Payment Date, in cash or Common Shares at the Company’s discretion. Dividends payable in Common Shares shall be calculated based on a price equal to eighty percent (80%) of the volume weighted average price (“VWAP”) for the Common Shares on the Company’s principal trading market during the five (5) trading days immediately prior to the applicable Dividend Payment Date. The Common Shares issued hereunder in lieu of cash dividends shall be free-trading, and freely transferable, and will not contain a legend (or be subject to stop transfer or similar instructions) restricting the resale or transferability thereof; provided however, that if the Common Shares are not registered, and rulemaking referenced in Section 9(e) is effective on the respective Dividend Payment Date, the dividends payable in Common Shares shall be calculated based upon the fixed price of $2.70; provided further, that the Company may only elect to pay dividends in Common Shares based upon such fixed price if the VWAP for the Common Shares on the Company’s principal trading market during the five (5) trading days immediately prior to the applicable Dividend Payment Date is $2.70 or higher.

(b) The Company shall not declare, pay or set aside any dividends on Junior Securities unless such dividends are paid out of the Company’s cash flow from operations (as defined in U.S. Generally Accepted Accounting Principles) and the Company shall not declare, pay or set aside any dividends on Junior Securities from and during the continuance of an Event of Default. The holders of Series B Preferred Shares shall not be entitled to participate in any dividend or other distribution made on the Junior Securities unless and until the Series B Preferred Shares are converted in accordance with this Share Designation and then only in connection with dividends or other distributions having a record date that occurs from or after such conversion; provided, however, that the Company shall provide written notice to the holders of Series B Preferred Shares no less than ten (10) days prior to the record date for any dividend or other distribution made on the Junior Securities. However, in no event, shall the Company declare any dividend on any Junior Security, if such dividend would impair the ability of the Company to pay any dividends due on any Series B Preferred Shares.

(c) If and for so long as any Event of Default occurs and is continuing, then the Stated Dividend Rate, as adjusted and in effect at the time, of any such Event of Default shall automatically increase by five percent (5%) per annum, commencing as of the date of such Event of Default. The dividend rate shall return to the Stated Dividend Rate in effect immediately preceding the Event of Default (subject to any additional adjustments of the Stated Dividend Rate as provided elsewhere herein) upon any cure of the Event of Default giving rise to the rights set forth in this Section 4(c).

5. Liquidation Preference.

(a) Subject to the rights of the Company’s creditors and the holders of any Senior Securities or Parity Securities, upon any Liquidation of the Company or its subsidiaries, before any payment or distribution of the assets of the Company (whether capital or surplus) shall be made to or set apart for the holders of Junior Securities as to the distribution of assets on any Liquidation of the Company, each holder of outstanding Series B Preferred Shares shall be entitled to receive an amount of cash equal to one hundred fifteen percent (115%) of the Stated Value, plus an amount of cash equal to all accumulated accrued and unpaid dividends thereon (whether or not declared) to, but not including the date of final distribution to such holders. If, upon any Liquidation of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the Series B Preferred Shares shall be insufficient to pay in full the preferential amount payable to the holders of the Series B Preferred Shares as described in this Section 5(a) and liquidating payments on any other shares of any class or series of Parity Securities as to the distribution of assets on any Liquidation of the Company, then such assets, or the proceeds thereof, shall be distributed among the holders of Series B Preferred Shares and any such other Parity Securities ratably in accordance with the respective amounts that would be payable on such Series B Preferred Shares and any such other Parity Securities if all amounts payable thereon were paid in full.

(b) Subject to the rights of the Company’s creditors and the holders of any Senior Securities or Parity Securities, upon any Liquidation of the Company, after payment shall have been made in full to the holders of the Series B Preferred Shares in accordance with this Section 5, the holders of any other series or class or classes of Junior Securities shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series B Preferred Shares shall not be entitled to share therein or have any other right or claim to such assets.

(c) Written notice of any such Liquidation of the Company, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage prepaid, not less than twenty (20) nor more than sixty (60) days prior to the payment date stated therein, to each record holder of the Series B Preferred Shares at the respective address of such holders as the same shall appear on the stock transfer records of the Company.

6. Voting Rights.

(a) The Series B Preferred Shares shall not have any relative, participating, optional or other voting rights or powers of any type, and the consent of the holders thereof shall not be required for the taking of any corporate action, except as set forth in this Section 6 or as otherwise provided by the Operating Agreement of the Company or the Delaware Limited Liability Company Act.

(b) Notwithstanding the foregoing, so long as any Series B Preferred Shares are outstanding, the affirmative vote of the Requisite Holders at the time outstanding, voting as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for approving, effecting or validating (i) any amendment, alteration or repeal of any of the provisions of this Share Designation or (ii) the Company’s creation or issuance of any Parity Securities or any Senior Securities. For the avoidance of doubt, the consent of the Requisite Holders shall not be required in connection with the issuance of Parity Securities or Senior Securities if, and so long as, the proceeds resulting from the issuance of such securities are used to redeem in full the outstanding Series B Preferred Shares.

(c) For purposes of this Section 6, with respect to any matter as to which the holders of Series B Preferred Shares are entitled to vote as a class, such holders shall be entitled to one vote per share.

7. Conversion.

(a) Each Series B Preferred Share, plus all accrued and unpaid dividends thereon, shall be convertible, at the option of the holder thereof, at any time and from time to time after the issuance of such share, into such number of fully paid and nonassessable Common Shares (calculated as to each conversion to the whole share) determined by dividing the Stated Value, plus the value of the accrued, but unpaid, dividends thereon, by the Conversion Price on such Conversion Date). The “Conversion Price” is initially equal to $3.00 per share, subject to adjustments as described herein.

(b) The holders of any Series B Preferred Shares may exercise their conversion rights as to all such shares or any part thereof by delivering to the Company during regular business hours, at the office of any transfer agent of the Company for the Series B Preferred Shares, or at the principal office of the Company or at such other place as may be designated by the Company, the certificate or certificates for the shares to be converted, if any, duly endorsed for transfer to the Company (if required by the Company), accompanied by written notice stating that the holder elects to convert such shares. Conversion shall be deemed to have been effected on the date when such delivery is made, and such date is referred to herein as the “Conversion Date.” As promptly as practicable after the Conversion Date, but not later than three (3) Business Days thereafter, the Company shall issue the Common Shares to which such holder is entitled and deliver to such holder an account statement from the Company’s transfer agent evidencing such issuance. The holder shall be deemed to have become a shareholder of record on the Conversion Date. Provided the Company is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program, upon request of any holder of outstanding Series B Preferred Shares, the Company shall use its best efforts to cause its transfer agent to electronically transmit the Common Shares issuable upon conversion to such holder by crediting the account of such holder’s Prime Broker with DTC through its Deposit Withdrawal Agent Commission system.

(c) No fractional Common Shares or scrip shall be issued upon conversion of Series B Preferred Shares. The number of full Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of Series B Preferred Shares. Any fractional Common Shares which would otherwise be issuable upon conversion of the Series B Preferred Shares will be rounded up to the next whole share.

(d) The Company shall pay any and all issuance, delivery and transfer taxes in respect of the issuance or delivery of Common Shares on conversion of the Series B Preferred Shares pursuant hereto.

(e) The Company shall at all times reserve and keep available, free from preemptive rights, such number of its authorized but unissued Common Shares as may be required to effect conversions of the Series B Preferred Shares.

(f) If the Company at any time after the date of issue of the Series B Preferred Shares (i) declares a dividend or makes a distribution on Common Shares payable in Common Shares, (ii) subdivides or splits the outstanding Common Shares, (iii) combines or reclassifies the outstanding Common Shares into a smaller number of shares, (iv) issues any shares of its capital stock in a reclassification of Common Shares (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), (v) effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, or (vi) consolidates with, merges with or into or is converted into any other Person, the Conversion Price in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, split, combination, consolidation, conversion, sale, merger or reclassification shall be adjusted so that the conversion of the Series B Preferred Shares after such time shall entitle the holder to receive the aggregate number of Common Shares or other securities of the Company (or shares of any security into which such Common Shares have been combined, consolidated, converted, merged or reclassified) which, if the Series B Preferred Shares had been converted immediately prior to such time, such holder would have owned upon such conversion and been entitled to receive by virtue of such dividend, distribution, subdivision, split, combination, consolidation, conversion, merger or reclassification. Such adjustment shall be made successively whenever any event listed above shall occur.

(g) The Company shall not, through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, including amending this Share Designation, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 7 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Series B Preferred Shares against impairment.

(h) All Common Shares which may be issued upon conversion of the Series B Preferred Shares will upon issuance by the Company be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof.

(i) In case any Series B Preferred Shares shall be converted pursuant to this Section 7, the Series B Shares so converted shall be canceled and shall not be issuable by the Company.

(j) In no event shall the holder of any Series B Preferred Shares be entitled to convert any number of Series B Preferred Shares, that upon conversion the sum of (1) the number of Common Shares beneficially owned by the holder and its affiliates (other than Common Shares which may be deemed beneficially owned through the ownership of any unconverted Series B Preferred Shares, or the unexercised or unconverted portion of any other security of the Company subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of Common Shares issuable upon the conversion of the Series B Preferred Shares with respect to which the determination of this proviso is being made, would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the then outstanding Common Shares of the Company. For purposes of the proviso set forth in the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulations 13D-G thereunder. However, the limitations on conversion or exercise detailed herein, may be waived (up to a maximum of 9.99%) by the holder and in its sole discretion, not less than sixty-one (61) days’ prior notice to the Company, and the provisions of the limitations herein shall continue to apply until such 61st day (or such later date, as determined by the holder, as may be specified in such notice of waiver).

8. Redemption.

(a) The Company may redeem in whole (but not in part) the Series B Preferred Shares by paying in cash therefore a sum equal to one hundred fifteen percent (115%) of the Stated Value, plus all accrued and unpaid dividends and any amounts due but unpaid under Section 7(f) (the “Redemption Price”).

(b) Upon any redemption of Series B Preferred Shares pursuant to this Section 8, the Company shall pay any accumulated accrued and unpaid dividends in arrears thereon (whether or not declared) to, but not including, the redemption date.

(c) Notwithstanding the foregoing, if as of any particular date all accrued and unpaid dividends on the Series B Preferred Shares and any other class or series of Parity Securities of the Company have not been paid or declared and set apart for payment, the Company shall not repurchase, redeem or otherwise acquire, whether under this Section 8 or otherwise, in whole or part any Series B Preferred Shares or Parity Securities unless (x) all outstanding Series B Preferred Shares and Parity Securities are simultaneously redeemed or (y) any such repurchase, redemption or acquisition is effected pursuant to a purchase or exchange offer made on the same terms to all holders of Series B Preferred Shares and any Parity Securities.

(d) Written notice of the redemption of any Series B Preferred Shares under this Section 8 shall be sent to each holder of record of Series B Preferred Shares to be redeemed at the address of each such holder as shown on the Company’s stock transfer records, not less than fifteen (15) nor more than thirty (30) days prior to the redemption date; provided, however, that each holder of Series B Preferred Shares subject to such redemption notice shall have the right to convert each such holder’s Series B Preferred Shares into Common Shares in accordance with Section 7 hereof prior to the redemption date in lieu of the Redemption Price. Neither the failure to give notice required by this Section 8(d), nor any defect in the notice therein or in the mailing thereof, to any particular holder, shall affect the validity of the redemption proceedings with respect to the other holders. Any notice sent in the manner herein provided shall be conclusively presumed to have been duly given on the date sent whether or not the holder receives the notice. Each such mailed notice shall state, as appropriate: (i) the redemption date; (ii) the applicable Redemption Price; (iii) the number of Series B Preferred Shares to be redeemed; (iv) if any shares are represented by certificates, the place or places at which certificates for such shares are to be surrendered for payment; (v) that dividends on the shares to be redeemed shall cease to accrue on such redemption date; and (vi) that the shares of Series B Preferred Shares are being redeemed pursuant to the Company’s redemption right under Section 8(a) hereof. If a notice of redemption is duly sent as aforesaid, then from and after the redemption date, (i) dividends on the Series B Preferred Shares so called for redemption shall cease to accrue, (ii) such shares shall no longer be deemed to be outstanding, and (iii) all rights of the holders thereof as holders of such Series B Preferred Shares shall cease (except the right to receive cash payable upon such redemption, without interest thereon, upon surrender and endorsement of their certificates if so required and to receive any dividends payable thereon); provided, however, that no such rights shall terminate if the Company fails to provide funds sufficient to complete the redemption at the time and place specified for payment pursuant to the applicable redemption notice.

(e) Notwithstanding anything to the contrary in this Section 8, any redemption under this Section 8 may be affected only out of funds legally available for such purpose.

(f) Any Series B Preferred Shares redeemed by the Company in accordance with this Section 8, or otherwise acquired by the Company, shall be restored to the status of authorized but unissued shares of undesignated Additional Securities of the Company.

9. Other Adjustments. The Stated Dividend Rate, the Stated Value and the Conversion Price shall automatically adjust as follows:

(a) On the first day of the 12th month following the Original Issue Date (the “First Adjustment Date”), the Stated Dividend Rate shall automatically increase by five percent (5.0%) per annum and the Conversion Price shall automatically adjust to the lower of the (i) initial Conversion Price or (ii) the price equal the lowest VWAP of the ten (10) trading days immediately preceding the First Adjustment Date.

(b) On the first day of the 24th month following the Original Issue Date (the “Second Adjustment Date”), the Stated Dividend Rate shall automatically increase by an additional five percent (5.0%) per annum, the Stated Value shall automatically increase by ten percent (10%) and the Conversion Price shall automatically adjust to the lower of the (i) initial Conversion Price or (ii) the price equal the lowest VWAP of the ten (10) trading days immediately preceding the Second Adjustment Date.

(c) On the first day of the 36th month following the Original Issue Date (the “Third Adjustment Date”), the Stated Dividend Rate shall automatically increase by an additional five percent (5.0%) per annum, the Stated Value shall automatically increase by ten percent (10%) and the Conversion Price shall automatically adjust to the lower of the (i) initial Conversion Price or (ii) the price equal the lowest VWAP of the ten (10) trading days immediately preceding the Third Adjustment Date.

(d) Notwithstanding the foregoing, the conversion price in this Section 9 shall not be less than $0.0075 per share, subject to adjustment for splits or dividends of the Common Shares.

(e) If, after the date hereof, any legislation or rules are adopted whereby the holding period of securities for purposes of Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”) for convertible securities that convert at market-adjusted rates is increased resulting in a longer holding period for convertible securities like the Series B Preferred Shares and the unavailability at the time of conversion of Rule 144, the pricing provisions of this Share Designation that are based upon the lowest VWAP of the previous ten (10) trading days immediately preceding the relevant Adjustment Date in this Section 9, shall be removed unless the Conversion Shares are then registered under an effective registration statement in which case this Section 9(e) shall not apply.

10. Record Holders. The Company and its transfer agent shall deem and treat the record holder of any Series B Preferred Shares as the true and lawful owner thereof for all purposes, and neither the Company nor its transfer agent shall be affected by any notice to the contrary.

11. No Sinking Fund. The holders of Series B Preferred Shares shall not be entitled to (i) any mandatory redemption rights, (ii) payment of a principal amount at any particular date, (iii) the benefits of any retirement or sinking fund or (iv) require the Company to set aside funds to secure the Company’s obligations under the Series B Preferred Shares.

12. Additional Issuances. The Board may only authorize and issue additional Series B Preferred Shares from time to time in one or more series with the written consent of the Requisite Holders.

13. Miscellaneous.

(a) Any and all notices or other communications or deliveries to be provided by the holders of Series B Preferred Shares hereunder shall be in writing and delivered by facsimile, by electronic mail, or sent by a nationally recognized overnight courier service, addressed to the Company at 590 Madison Avenue, 21st Floor, New York, NY 10022, attention: Chief Financial Officer, e-mail address vhoward@1847holdings.com, or such other facsimile number, e-mail address or address as the Company may specify for such purposes by notice to the holders delivered in accordance with this Section 13(a). Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered by facsimile, by electronic mail, or sent by a nationally recognized overnight courier service, addressed to each holder of Series B Preferred Shares at the facsimile number, e-mail address or address of such holder appearing on the books of the Company, or if no such facsimile number, email address or address appears on the books of the Company, at the principal place of business of such holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile or electronic mail prior to 5:30 p.m. (New York City time) on any date, (ii) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile or electronic mail on a day that is not a Business Day or later than 5:30 p.m. (New York City time) on any Business Day, (iii) the second Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

(b) All questions concerning the construction, validity, enforcement and interpretation of this Share Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof.

(c) This Share Designation may be amended, or any provision of this Share Designation may be waived by the Company solely with the affirmative vote at a duly held meeting or written consent of the Requisite Holders. Any waiver by the Company or a holder of Series B Preferred Shares of a breach of any provision of this Share Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Share Designation or a waiver by any other holders, except that a waiver by the Requisite Holders will constitute a waiver of all holders. The failure of the Company or a holder to insist upon strict adherence to any term of this Share Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Share Designation on any other occasion. Any waiver by the Company or a holder must be in writing.

(d) If any provision of this Share Designation is invalid, illegal or unenforceable, the balance of this Share Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(e) The headings contained herein are for convenience only, do not constitute a part of this Share Designation and shall not be deemed to limit or affect any of the provisions hereof.

* * * * * * *

IN WITNESS WHEREOF, this Share Designation, which shall be made effective pursuant to Article III of the Operating Agreement, is executed by the undersigned this 17th day of February, 2022.

1847 HOLDINGS LLC

By:	/s/ Ellery W. Roberts
Name:	Ellery W. Roberts
Title:	Chief Executive Officer